SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

16 Janaury, 2009

LLOYDS TSB GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1          Regulatory News Service Announcement, dated 16 Janaury, 2009 re: Court confirmation of reduction of capital

12 /09

 16 January 2009

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO AUSTRALIA, SOUTH AFRICA, CANADA OR JAPAN

Acquisition Update: Court confirmation of Reduction of Capital and Scheme becoming Effective

Unless otherwise defined in this announcement , capitalised terms shall have the same meaning as in the prospectus published by Lloyds TSB Group plc (“Lloyds TSB”) on 18 November 2008, as supplemented (together, the “Prospectus ”) .

Further to the announcement dated 12 January 2009, Lloyds TSB is pleased to announce that the Court of Session in Edinburgh, Scotland has today made an order confirming the reduction of the share capital of HBOS plc (“HBOS ”) in connection with the scheme of arrangement by which Lloyds TSB’s acquisition of HBOS is being implemented. This follows the Court’s sanction of the Scheme at a hearing held on 12 January 2009. The Reduction Court Order has now been delivered to the Registrar of Companies in Scotland and registered by the Registrar.

Accordingly, the Scheme has now become effective in accordance with its terms.

Applications have been made to the UK Listing Authority and to the London Stock Exchange respectively requesting the cancellation of the listing of HBOS Shares on the Official List and the cancellation of trading of HBOS Shares on the London Stock Exchange. Cancellation of HBOS S hares is expected to take place at 8.00 a.m on 19 January 2009.

Consideration Shares are expected to be issued at or after 5.00 p.m. today. Admission of the Consideration Shares to the Official List and to trading on the London Stock Exchange are expected to occur at 8.00 a.m. on 19 January 2009. The despatch of share certificates in respect of Consideration Shares and Open Offer Shares to certificated holders is expected to occur by 30 January 2009. An expected timetable of principal events is set out in the Appendix to this announcement.

For further information:-

Investor Relations
Michael Oliver     +44 (0) 20 7356 2167
Director of Investor Relations
E-mail: michael.oliver@ltsb-finance.co.uk

Douglas Radcliffe     +44 (0) 20 7356 1571
Senior Manager, Investor Relations
E-mail: douglas.radcliffe@ltsb-finance.co.uk

Media Relations
Leigh Calder     +44 (0) 20 7356 1347
Senior Manager, Media Relations
E-mail: leigh.calder@lloydstsb.co.uk

Appendix I - Expected Timetable of Principal Events

C ancellation of HBOS listing                           8.00 a.m. on 19 January 2009

Consideration Shares in uncertificated
form expected to be credited to accounts
in CREST                                                        8.00 a.m. on 19 January 2009

Admission of the Consideration Shares to
the Official List and to trading on the
London Stock Exchange                                  8.00 a.m. on 19 January 2009

Despatch of share certificates in respect of
Consideration Shares and Open Offer Shares
to certificated holders                                     By 30 January 2009

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS TSB GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date: 16 January, 2009